Exhibit 99.1

Senstar Technologies Ltd.
17 Altalef St. Yehud-Monoson,	T: +972-3-539-144
Industrial Zone 5610001, Israel	F: +972-3-536-6245
www.senstartechnologies.com

Senstar Technologies (legal name: Magal Security Systems Ltd.)
Declares a $40 Million Cash Distribution

YEHUD, ISRAEL, August 16, 2021 – Senstar Technologies (name change from Magal Security Systems, Ltd. is pending) (NASDAQ: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, announced today that the Board of Directors has declared a cash distribution to shareholders in the amount of $1.725 per share (approximately $40 million in the aggregate), following the approval of the shareholders and the receipt of court approval in Israel. The cash distribution will be paid in US$ on September 22, 2021 to shareholders of record on August 31, 2021. According to NASDAQ, the ex-dividend date for NASDAQ trading will be September 23, 2021, the day after the payment date.

Nasdaq Rule 1114(b)(2) provides that if the value of a cash distribution is 25% or greater than the value of the subject security, the ex- dividend date will be the first business day after the payable date. On September 23, 2021, the ex-dividend date, NASDAQ will reset the opening trading price of Senstar Technologies’ ordinary shares to reflect the payment of the cash distribution. While an investor generally needs to own the shares on the payable date to be entitled to the cash distribution, investors should consult with their financial advisors as to their entitlement to the cash distribution. The trading price for Senstar Technologies’ ordinary shares on the ex-dividend date is expected to be lower than the closing price on September 22, 2021, the last trading date before the ex-dividend date, to reflect the amount of the cash distribution.

In accordance with Israeli tax law, Senstar Technologies will withhold 25% of the gross amount of the cash distribution paid to shareholders. Senstar Technologies intends to file a request for a ruling from the Israel Tax Authority to enable shareholders entitled to an exemption and /or a lower withholding tax rate with respect to the cash distribution to benefit from such lower rates. For that purpose, Senstar Technologies intends to appoint IBI Trust Management as paying agent to act in accordance with the Israeli Tax Ordinance requirements. A shareholder who is subject to a lower tax rate whether as a resident of a country with which Israel has a treaty for the avoidance of double taxation or for any other reason may contact the paying agent to inquire about such shareholder’s eligibility to a lower tax rate. Such shareholder may submit to the paying agent the documentation as will be specified in the instructions letter which, following receipt of the tax ruling from the Israeli Tax Authority (if received), will be posted on Senstar Technologies’ website under the “Investors Relations” tab. Subject to complying with the applicable requirements and submitting all the required documents, the paying agent will transfer the tax amount difference to the shareholder’s bank account in the manner specified in the instructions letter. The paying agent contact details are IBI-CM@IBI.co.il, telephone: +972-50-620-9410, 9 Ahad Ha'am St., Tel-Aviv, Israel.

About Senstar Technologies.

Senstar Technologies (historically known as Magal Security Systems) is a leading international provider of comprehensive physical, video, and access control security products and solutions. Over the past 45 years, Senstar Technologies has delivered its products as well as tailor-made security solutions to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. On June 30, 2021, Senstar Technologies completed the sale of its project division for approximately $35 million. Senstar Technologies is now focused entirely on security products, both software and hardware, and product-based solutions, with a highly visible and scalable business model through its Senstar brand.

Senstar is a global leader in innovative perimeter intrusion detection systems (PIDS) and intelligent video management (VMS) with advanced video analytics and access control, offering a comprehensive suite of innovative, intelligent, integrated security technologies. Senstar offers a comprehensive suite of proven, integrated technologies that reduce complexity, improve performance and unify support. Senstar, whose products are found in thousands of sites including critical infrastructure, logistics, corrections and energy, has been protecting high risk assets for more than 40 years. For more information, visit the Company's website at www.senstar.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: diane.hill@senstar.com Web: www.senstartechnologies.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com